Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2021

TABLE OF CONTENTS
2021 SECOND QUARTER PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	2
RESULTS OF OPERATIONS	4
Wheeler River Project	6
LIQUIDITY AND CAPITAL RESOURCES	13
OUTLOOK FOR 2021	17
ADDITIONAL INFORMATION	18
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	18

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 5, 2021 and should be read in conjunction with the Company’s unaudited interim condensed consolidate0d financial statements and related notes for the three and six months ended June 30, 2021. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2020. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2021 SECOND QUARTER PERFORMANCE HIGHLIGHTS

■
In-Situ Recovery (‘ISR’) field test activities at the Phoenix uranium deposit (‘Phoenix’) progress

A substantial portion of the ISR field test program has been successfully completed, including the installation of all five commercial-scale wells (‘CSWs’) and nine of eleven monitoring wells (‘MWs’) planned for the 5-spot test pattern (the ‘Test Pattern’) located in the Phase 1 area of Phoenix on the Company’s Wheeler River Uranium Project (‘Wheeler River’ or the ‘Project’). Based on the progress to date, multi-day pump and injection tests and ion tracer tests are planned to be initiated and completed on the full-scale Test Pattern during the third quarter.

■
Discovered high-grade uranium outside of the Phoenix Zone A high-grade domain

Drill hole GWR-045 was completed as part of the ISR field test program to install MWs to the northwest of the CSW Test Pattern. Based on the mineral resources currently estimated for Phoenix, GWR-045 was expected to intersect low grade uranium mineralization on the northwest margin of the deposit, approximately 5 metres outside of the boundary of the Phoenix Zone A high-grade resource domain. The drill hole, however, intersected a thick interval of high-grade unconformity-associated uranium mineralization with grades of 22.0% eU3O8 over 8.6 metres. The intersection is presently open further to the northwest and represents an area for further exploration and potential mineral resource expansion of Phoenix.

■
Decision to increase anticipated ISR mining head grade at Phoenix by 50%

Positive interim results, completed to date, from the ongoing metallurgical test program for the planned ISR mining operation at Phoenix have consistently supported uranium bearing solution (‘UBS’) head-grade for Phoenix well in excess of the 10 grams / Litre (’g/L’) used in the Pre-Feasibility Study (“PFS”) completed for Wheeler River in 2018. Accordingly, the Company has decided to adapt its plans for the remaining metallurgical test work, including the bench-scale tests of the unit operations of the proposed process plant, to reflect a 50% increase in the head-grade of UBS to be recovered from the well-field.

■
Completed acquisition of 50% of JCU (Canada) Exploration Company, Limited (‘JCU’) for $20.5 million

In June 2021, Denison announced that it had entered into a binding agreement with UEX Corporation (‘UEX’) to acquire 50% of JCU from UEX for cash consideration of $20.5 million following UEX’s acquisition of 100% of JCU from Overseas Uranium Resources Development Co., Ltd. (‘OURD’) for $41 million. Denison’s acquisition of 50% of JCU was completed on August 3, 2021. JCU holds a portfolio of 12 uranium project joint venture interests in Canada, including a 10% interest in Wheeler River, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8123% interest in the Kiggavik project (Orano Canada Inc. (‘Orano Canada’) 66.1877%), and a 34.4508% interest in the Christie Lake project (UEX 65.5492%).

■
Received $5.8 million in connection with conversion of Uranium Participation Corporation (‘UPC’) into the Sprott Physical Uranium Trust

In April 2021, UPC announced that it had reached an agreement with Sprott Asset Management LP (‘Sprott’) to convert UPC into the Sprott Physical Uranium Trust. Upon completion of this transaction on July 19, 2021, Sprott became the manager of the Sprott Physical Uranium Trust, and the management services agreement (‘MSA’) between Denison and UPC was terminated. In accordance with the terms of the MSA, Denison received a cash payment of approximately $5.8 million in connection with the termination.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill,

MANAGEMENT’S DISCUSSION & ANALYSIS

which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest deposits and a 66.90% interest in the THT (formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU, Denison also holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8123%) and Christie Lake (JCU 34.4508%).

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Up until July 19, 2021, Denison also served as the manager of UPC. UPC was a publicly traded company listed on the TSX, which invested in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’). In April, 2021, UPC announced that it had entered into an agreement with Sprott to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021, and the MSA between Denison and UPC was terminated.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at June 30, 2021	As at December 31, 2020

Financial Position:
Cash and cash equivalents	$84,852	$24,992
Working capital(1)	$92,259	$37,571
Property, plant and equipment	$256,484	$256,870
Total assets	$478,125	$320,690
Total long-term liabilities(2)	$99,561	$81,565

(1)
At June 30, 2021, the Company’s working capital includes $21,847,000 in portfolio investments and a non-cash $4,656,000 deferred revenue liability (December 31, 2020 – $16,657,000 in portfolio investments, and $3,478,000 of non-cash deferred revenue).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, share purchase warrant liabilities and deferred income tax liabilities.

	2021	2021	2020	2020
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Results of Operations:
Total revenues	$4,626	$2,496	$4,094	$2,743
Net loss	$(2,357)	$(8,884)	$(3,095)	$(5,482)
Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.01)

	2020	2020	2019	2019
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Results of Operations:
Total revenues	$2,926	$4,660	$3,956	$3,478
Net loss	$(1,043)	$(6,663)	$(1,498)	$(6,424)
Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.01)

MANAGEMENT’S DISCUSSION & ANALYSIS

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. Toll milling at McClean Lake was suspended during Q2 and Q3 of 2020 and again during Q1 and the beginning of Q2 of 2021, due to the suspension of mining at the Cigar Lake mine as a result of the COVID-19 pandemic (‘COVID-19’). See RESULTS OF OPERATIONS below for further details.
●
Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration seasons in northern Saskatchewan. As a result of COVID-19, the 2020 summer exploration program was deferred to the fourth quarter of 2020.
●
Other income and expense fluctuates due to changes in the fair value of the Company’s portfolio investments, share purchase warrants, and uranium investments, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share / commodity price. The Company’s share purchase warrants and uranium investments are also subject to fluctuations in the US dollar to Canadian dollar exchange rate.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and its McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada with a 77.5% interest and Denison with a 22.5% interest.

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

In response to the COVID-19 pandemic, the CLJV temporarily suspended production at the Cigar Lake mine from the end of March 2020 until September 2020, and then again from the end of December 2020 until April 2021. The MLJV temporarily suspended operations at the mill for the duration of the CLJV shutdowns. As noted above, Denison sold the toll milling revenue to be earned from the processing of the Cigar Lake ore pursuant to the APG Arrangement. While the temporary suspension of operations at the McClean Lake mill resulted in a decrease in revenue recognized by Denison, the impact is non-cash and is limited to a reduction in the drawdown of the Company’s deferred revenue balance.

During the three and six months ended June 30, 2021, the McClean Lake mill processed 2.5 million and 2.5 million pounds U3O8 for the CLJV, respectively (June 30, 2020 – nil and 4.2 million pounds U3O8) and recorded toll milling revenue of $582,000 and $719,000, respectively (June 30, 2020 – $152,000 and $1,115,000). Toll milling revenue reported for the six months ended June 30, 2021, includes a $137,000 non-cash cumulative catch up adjustment recorded in the first quarter of 2021 related to the Cigar Lake mineral resource estimate update published in the first quarter. The increase in toll milling revenue during the three months ended June 30, 2021, as compared to the prior year, is predominantly due to an increase in mill production in the current period. The McClean Lake mill reopened following the second COVID-19-related temporary shutdown in April 2021, while it was shut down for the entirety of the second quarter in 2020. The impact of the increase in mill production in the current quarter was slightly offset by a negative non-cash cumulative catch up adjustment of $76,000, due to a change in the estimated timing of toll milling activity driven by the reopening of the mill in April. The decrease in toll milling revenue during the six months ended June 30, 2021, as compared to the prior period, was predominantly due to a reduction in mill production in the current period.

MANAGEMENT’S DISCUSSION & ANALYSIS

The mill was in operation for approximately six weeks in the six months ended June 30, 2021, compared to approximately three months of operations in the six months ended June 30, 2020.

During the three and six months ended June 30, 2021, the Company also recorded accretion expense of $790,000 and $1,544,000, respectively, on the toll milling deferred revenue balance (June 30, 2020 – $755,000 and $1,537,000). While the annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time, accretion expense increased in the current three and six month periods due to the impact of the McClean Lake mill shutdown. With the mill shut down, the deferred revenue balance increased, as accretion expense exceeded the drawdown of deferred revenue.

Closed Mine Services

Mine decommissioning and environmental services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario, the Yukon Territory and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

Revenue from Closed Mines services during the three and six months ended June 30, 2021 was $2,566,000 and $4,310,000 (June 30, 2020 - $2,104,000 and $4,132,000). The increase in revenue in the three and six months ended June 30, 2021, as compared to the prior period, was due to an increase in activity at certain care and maintenance sites, slightly offset by a decrease in revenue related to one customer contract that was not renewed for 2021.

Management Services Agreement with UPC

As discussed in ABOUT DENISON above, up until July 19, 2021, Denison provided general administrative and management services to UPC, and the Management fees and commissions earned by Denison provided a source of cash flow to partly offset corporate administrative expenditures incurred by the Company during the year.

During the three and six months ended June 30, 2021, revenue from the Company’s management contract with UPC was $1,478,000 and $2,093,000 (June 30, 2020 - $670,000 and $1,487,000). The increase in revenues during the three and six months ended June 30, 2021, compared to the prior year periods, was due to an increase in management fees earned based on UPC’s monthly net asset value (‘NAV’), as well as an increase in both discretionary management fees and commission-based management fees. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The increase in NAV-based management fees was due to the increase in the average fair value of UPC’s uranium holdings during the three and six months ended June 30, 2021, compared to the prior year, resulting from higher uranium spot prices. Discretionary management fees are awarded to Denison for non-routine activities performed by the Company. During the three and six months ended June 30, 2021, Denison was awarded $210,000 and $350,000 in discretionary management fees, compared to $nil and $300,000 in the prior periods. Denison also earned a 1% commission on the gross value of UPC’s uranium purchases and sales. The increase in commission-based fees in both the three and six months ended June 30, 2021, as compared to the prior year, was due to an increase in uranium transactions completed for UPC during the current periods.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium.

Operating expenses in the three and six months ended June 30, 2021 were $1,353,000 and $1,648,000, respectively (June 30, 2020 – $389,000 and $1,994,000), including depreciation expense relating to the McClean Lake mill of $429,000 and $429,000 (June 30, 2020 - $nil and $736,000), as a result of processing approximately 2.5 million and 2.5 million pounds U3O8, respectively, for the CLJV (June 30, 2020 – nil and 4.2 million pounds).

In the three and six months ended June 30, 2021, operating expenses also included development and other operating costs related to the MLJV of $924,000 and $1,219,000 (June 30, 2020 – $389,000 and $1,258,000). The development and other operating costs for the three and six months ended June 30, 2021 predominantly related to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV.

MANAGEMENT’S DISCUSSION & ANALYSIS

Closed Mines Services

Operating expenses during the three and six months ended June 30, 2021 totaled $2,338,000 and $3,931,000 respectively (June 30, 2020 - $1,659,000 and $3,374,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The increase in operating expenses in the current periods, as compared to the prior year, is predominantly due to an increase in activity at certain care and maintenance sites.

MINERAL PROPERTY EVALUATION

During the three and six months ended June 30, 2021, Denison’s share of evaluation expenditures was $6,381,000 and $9,142,000 (June 30, 2020 - $364,000 and $1,855,000). The increase in evaluation expenditures, compared to the prior period, was due to an increase in Wheeler River evaluation activities, including the 2021 ISR field program. The following table summarizes the evaluation activities completed during the first half of 2021 and up until the middle of July 2021.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership(1)	Evaluation drilling	Other activities
Wheeler River	90%	2,092 metres (5 large diameter CSWs(2)) 3,431metres (9 small diameter MWs(3))	ISR field testing, engineering, metallurgical testing, environmental and sustainability activities
		5,523 m (14 holes)
Notes:
(1) The Company’s ownership interest as at June 30, 2021. Effective August 3, 2021, the Company has acquired an additional 5% ownership interest in Wheeler River through its acquisition of 50% of JCU (see SUBSEQEUNT EVENTS for further details).
(2) CSW drilling relates to the drilling and installation of new CSWs from surface for the purposes of ISR field testing at Phoenix. Figures include total evaluation meters drilled and total number of holes completed.
(3)  Small diameter evaluation drilling includes HQ/PQ sized diamond drilling either as the widening (reaming) of existing exploration drill holes, or the drilling of new holes, for the purposes of installing MWs for ISR field testing at Phoenix. Figures include total evaluation metres drilled and total number of holes completed.

Wheeler River Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

Given the social, financial and market disruptions in early 2020, Denison suspended certain activities at Wheeler River, including the Environmental Assessment (‘EA’) program, which is on the critical path to achieving the project development schedule outlined in the PFS. The Company is not currently able to estimate the impact to the project development schedule outlined in the PFS, and users are cautioned that the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Engineering Activities

2021 Field Program:

Drill crews were fully mobilized for the 2021 ISR Field Program in the second quarter. Activities progressed largely on schedule during the quarter as the Wheeler River site managed to prevent any outbreaks or disruptions related to COVID-19 with rigorous application of safety protocols. Interim progress highlights from the 2021 ISR field program include the following:

●
Installation of a 5-spot Test Pattern: The Test Pattern, located in the planned first mining area (‘Phase 1’) of Phoenix, consists of five new CSWs and has been designed to facilitate the further evaluation of the ISR mining conditions at Phoenix – for incorporation into detailed mine planning, expected to be included in a future Feasibility Study (‘FS’) for the Project.

During the second quarter of 2021, all five CSWs were drilled to depth and initial hydrogeologic testing was completed. Work planned for the third quarter includes additional permeability enhancement and well screen installations, followed by the commencement of additional comprehensive hydrogeologic testing, as outlined below.

●
Installation of 11 additional MWs: Eleven additional small-diameter MWs are planned to be installed around the Phase 1 area and are designed to surround the Test Pattern on all sides and above the ore zone horizon, in order to facilitate detailed monitoring of pressure changes and observations of fluid flow patterns during active hydrogeological tests. Certain MWs will also allow for water quality sampling over the duration of the test work.

MANAGEMENT’S DISCUSSION & ANALYSIS

The drilling of the MWs is underway, with the five water sampling MWs and four of the six additional small diameter Vibrating Wire Piezometers (‘VWP’) MWs having been completed.

In addition, some historical exploration drill holes have been re-purposed for monitoring fluid flows within the Test Pattern.

Refer to the map below for the placement of the CSWs and the MWs.

●
Discovery of High-Grade Mineralization in GWR-045: GWR-045, a MW located to the northwest of the Test Pattern, intersected a thick interval of high-grade unconformity-associated uranium mineralization, with grades of 22.0% eU3O8 over 8.6 metres (see Denison press release dated July 29, 2021). Based on the mineral resources currently estimated for Phoenix, GWR-045 was expected to intersect low grade uranium mineralization on the northwest margin of the deposit, approximately 5 metres outside of the boundary of the Phoenix Zone A high-grade resource domain. The intersection is presently open further to the northwest and represents an area for potential resource expansion of Phoenix.

●
Extensive Hydrogeologic Testing: Approximately twenty-five hydrogeologic tests are planned to be completed during the 2021 Field Program. Tests will first evaluate baseline conditions and the effectiveness of permeability enhancement tools deployed on an individual well basis, and are then expected to progress to assessing the Test Pattern’s total permeability on a full-scale basis with multi-day pump and injection tests. Tests using ion tracers are also expected to be conducted on the full Test Pattern to establish breakthrough times for each CSW and confirm sub-surface pathways. These tests are expected to provide a more complete understanding of the hydrogeologic characteristics expected throughout Phase 1 in order to support the permitting and design of a lixiviant test, utilizing the existing Test Pattern, planned for 2022.

The initial qualitative tests to evaluate baseline conditions were completed in the second quarter.

The full-scale hydrogeological testing is planned to commence after the installation of all the MWs has been completed. This work is currently scheduled to take place in the third quarter.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Permeameter Analysis: Permeameter analysis of additional areas within Phoenix resumed in 2021 to refine the understanding of the mineralized hydrogeologic horizons. To date, analysis has been completed from 16 of the planned program of 47 holes, consisting of 383 permeameter tests. The 47 holes planned for testing represents different mineralization zones across all of Phoenix Zone A.

Metallurgical Testing

Metallurgical test work continued in the second quarter of 2021 with multiple tests carried out at the SRC Laboratories in Saskatoon (‘SRC’).

●
Core Leach Tests:

The core leach tests are specialized leach tests involving the testing of intact mineralized core samples, representative of the in-situ conditions at Phoenix, designed to evaluate uranium recovery specifically for the ISR mining method.

During the first half of 2021, four core leach samples were tested at SRC.

Three cores representing the high grade/low clay characteristics of the majority of the mineralization in the Phase 1 mining area have been tested to date with results showing steady-state and average UBS head grades significantly above the 10g/L level used in the PFS.

In addition to the high-grade/low clay characteristics of Phase 1, the Phoenix ISR operation is also expected to encounter comparatively rare and isolated areas with lower uranium grades and high clay content, which is expected to result in a limited number of zones of reduced permeability. In order to understand the ISR leach dynamics in these areas, test work was also initiated on a sample representing high clay characteristics (above 25% clay). Results obtained from these tests confirm that high clay content can impact the natural permeability of the ore body and lead to lower UBS head-grades. Importantly, these tests also confirm that permeability enhancement techniques have the potential to normalize these areas and significantly improve UBS head-grade concentrations to levels that align with core leach tests carried out using samples with higher grades and lower clay content.

The test work completed to date has consistently supported an ISR mining uranium head-grade for Phoenix in excess of the 10g/L assumed in the PFS. Accordingly, the Company has decided to adapt its plans for the remaining metallurgical test work, including the bench-scale tests of the unit operations for the processing plant, to reflect an assumed UBS head-grade recovered from the wellfield of 15g/L, which represents a 50% increase from the UBS head-grade used in the PFS.

●
Column Leach Tests:

The primary purpose of the column leach tests was to recover sufficient volumes of UBS to facilitate bench-scale tests of the unit operations outlined in the flowsheet for the Phoenix processing plant. Over 900 litres of UBS were produced from 64 Kilograms (“kg”) of Phoenix core samples. Combined results from the four column leach tests are highly positive, with calculated UBS head-grade from the four columns averaging 19g/L, which further supports the decision to increase the overall UBS head-grade assumption for Phoenix.

While not the primary purpose of the column leach tests, average reagent addition rates from the column leach tests (1.3 kg acid / kg U3O8 and 1.2 kg oxidant / kg U3O8) have also provided useful information that is supportive of the values published in the PFS.

Environmental and Sustainability Activities

EA Activities

Technical studies related to the hydrogeological model continued in the second quarter of 2021, with the Denison technical team validating the assumptions in the model provided by the Company’s consultant to ensure that the model is aligned with Denison’s current mining strategy and decommissioning plans. During the second quarter, the groundwater sampling required to support the hydrogeological assessment was completed.

Also during the second quarter, the team commenced the development of a Caribou Protection Plan with the selection of a trial location, and progressed both terrestrial and air quality assessment efforts.

MANAGEMENT’S DISCUSSION & ANALYSIS

Community Engagement Activities

At the end of the first quarter of 2021, Denison executed two agreements with the English River First Nation (‘ERFN’): a Participation and Funding Agreement, which outlines a framework and funding agreement to facilitate ERFN’s participation and engagement in the Wheeler EA process, and an Exploration Agreement, whereby the ERFN consents to the Company’s exploration and evaluation activities, provided Denison meets the commitments made in the Exploration Agreement, which include Denison providing support for ERFN's interests in relation to community development and benefits, environmental protection and monitoring, as well as a sustainable and predictable consultation and engagement process.

During the second quarter, a Letter Agreement was completed between Denison and the Ya’thi Néné Lands and Resources Office, allowing the parties to undertake engagement activities in the communities in the northernmost portion of the Athabasca Basin region (Black Lake First Nation, Fond du Lac First Nation, Hatchet Lake First Nation, Camsell Portage, Uranium City, Stony Rapids and Wollaston Lake) for the Project. Engagement meetings are currently scheduled to occur in the third quarter.

MINERAL PROPERTY EXPLORATION

During the three and six months ended June 30, 2021, Denison’s share of exploration expenditures was $528,0000 and $1,876,000, (June 30, 2020 – $481,000 and $2,181,000). The decrease in exploration expenditures in the six months ended June 30, 2021 compared to the prior year was due to a decrease in winter exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, reflecting increased field activity during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarize the exploration activities completed during the first half of 2021. The exploration drilling relates to the winter drilling programs at three of the Company’s non-operated properties.

EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Ford Lake	100.00%	-	Geophysical Survey
McClean Lake	22.50%	4,083.0 (15 holes)	-
Midwest	25.17%	2,669.0 (8 holes)	Geophysical Survey
Waterfound	12.32%(2)	-	Geophysical Survey
Wolly	21.89%(3)	2,118.5 (11 holes)	-

Total		8,870.5 (34 holes)

(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Represents Denison’s ownership position at December 31, 2020. Denison has elected not to funds its 12.32% share of the 2021 exploration program implemented by the operator, Orano Canada. Accordingly, Denison’s ownership share will decrease.
(3)
Represents Denison’s ownership position at December 31, 2020. Denison has elected not to funds its 21.89% share of the 2021 exploration program implemented by the operator, Orano Canada. Accordingly, Denison’s ownership share will decrease.

The Company’s land position in the Athabasca Basin, as of June 30, 2021, is illustrated in the figure below. The size of the Company’s Athabasca land package did not change during the second quarter of 2021, remaining at 280,107 hectares (207 claims).

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River was $186,000 and $446,000 during the three and six months ended June 30, 2021, respectively (June 30, 2020 – $188,000 and $394,000), which includes a portion of camp support and stand-by costs.

During the three and six months ended June 30, 2020, exploration work related to Wheeler River included desktop analysis and interpretation of the results of the 2020 exploration program and the detailed planning for the upcoming 2021 exploration drilling program – which is expected to begin in the third quarter of 2021 and include an estimated 7,500 metres in approximately 12 to 15 drill holes.

Given the recent intersection of a thick interval of high-grade unconformity-associated uranium mineralization in GWR-045, which returned 22.0% eU3O8 over 8.6 metres, the exploration team is currently carrying out further geologic interpretation, updates to the geologic model, and planning for follow-up drilling, which could be completed as part of the exploration field work planned for 2021.

Regional exploration during 2021 will be focused at the K West and M Zone target areas, where additional exploration drilling is required to follow up on mineralization encountered in each of these areas from the 2020 exploration drilling program.

Exploration Pipeline Properties

Ford Lake

The final data sets for the 2021 Ford Lake SML-EM survey were received during the quarter. Denison’s exploration team is currently analyzing the data to develop a conductivity model for the survey area, and to identify targets for future drilling programs.

MANAGEMENT’S DISCUSSION & ANALYSIS

McClean Lake

The McClean Lake property is operated by Orano Canada and is host to the McClean mill and several unmined uranium deposits. A diamond drilling program consisting of 15 drill holes totaling 4,083 metres was completed at McClean Lake during the first quarter, which was highlighted by the discovery of high-grade uranium mineralization in the McClean South target area.

Following completion of the field programs, Orano Canada has initiated a further review and analysis of all drilling data (historical and recent) in the McClean South area in order to develop a comprehensive and consistent geological interpretation reflective of the mineralization intersected during the winter drill program.

Assay results from drilling at McClean South were received for the mineralized intersections reported in Denison’s news release dated April 14, 2021. Final assays reflect a significant increase in the U3O8 grades previously reported for hole MCS-34, which returned 33.54% U3O8 over 3.0 metres (as compared to previously disclosed preliminary radiometric equivalent grades of 14.86% eU3O8 over 3.9 metres). The following table summarizes the assay results from the mineralized intersections for the winter 2021 McClean Lake exploration drill program.

HIGHLIGHTS OF ASSAY RESULTS FOR MCLEAN LAKE DRILL HOLES
Hole Number	From (m)	To (m)	Length (m)	Grade (% U3O8)
MCS-31(1)	224.7	225.2	0.5(3)	0.26
MCS-34(1)	183.1	196.6	13.5(4)	8.67
Including(2)	190.1	190.6	0.5(4)	18.5
Including(2)	193.1	196.1	3.0(4)	33.54
MCS-36(1)	165.7	168.7	3.0(5)	0.51
Mcs-37(1)	164.9	170.9	6.0(5)	0.64
Notes:
1.
Intersection interval is composited above a cut-off grade of 0.1% U3O8.
2.
Intersection interval is composited above a cut-off grade of 2.0% U3O8
3.
True thickness is estimated to be approximately 65% of stated downhole length.
4.
True thickness is estimated to be approximately 85% of stated downhole length.
5.
True thickness is estimated to be approximately 90% of stated downhole length.

GENERAL AND ADMINISTRATIVE EXPENSES

During the three and six months ended June 30, 2021, total general and administrative expenses were $2,362,000 and $4,987,000, respectively (June 30, 2020 - $1,421,000 and $3,609,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the three and six months ended June 30, 2021 was predominantly due to an increase in employee costs, as well as an increase in compliance costs driven by an increase in retail investor trading and ownership in Denison shares and the costs related to their participation in Denison’s annual general meeting.

The increase in employee costs in the three months ended June 30, 2021, was due to an increase in the non-cash stock-based compensation expense driven by the impact of the Company’s increased share price and share price volatility on the valuation of stock-based compensation awarded in late March 2021. The increase in employee costs in the six months ended June 30, 2021, is due to an increase in stock-based compensation expense, as well as an increase in bonus expense. In order to preserve cash in early 2020, the Company settled 2019 bonuses for the executive team and the majority of staff with a grant of restricted share units (‘RSUs’). The cost of RSUs is expensed over the three-year vesting period of the units, whereas cash bonuses, by comparison, are fully expensed at the time of approval. During 2021, the 2020 bonuses awarded to staff and executives were paid in cash resulting in a change in the timing of the recognition of the expense.

OTHER INCOME AND EXPENSES

During the three and six months ended June 30, 2021, the Company recognized gains of $6,348,000 and $4,307,000 in other income/expense, respectively (June 30, 2020 – gain of $2,163,000 and a loss of $1,029,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

The main drivers of other income/expense are as follows:

Fair value gains or losses on uranium investments

A portion of the proceeds from the Company’s March 2021 unit offering (see below for further details) is intended to fund the purchase of 2,500,000 pounds of U3O8 to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access future project financing in support of the future advancement and/or construction of Wheeler River. Given that they are held for long-term capital appreciation, these investments are accounted for by analogy to IAS 40 investment property and are measured at fair value with changes in fair value between reporting dates recorded through profit and loss. During the second quarter, the Company completed the purchase of 2,300,000 pounds U3O8 at a weighted average cost of $36.51 (US$29.58) per pound U3O8 (including purchase commissions of $0.05 (US$0.04) per pound U3O8). As at June 30, 2021, the spot price of U3O8 was $39.79 (US$32.10) per pound U3O8, resulting in mark-to-market gains for the three and six months ended June 30, 2021 of $7,534,000, on these uranium investments (June 30, 2020 - $nil).

Fair value gains or losses on share purchase warrants

In February and March 2021, Denison completed two equity offerings involving the issuance of units, which were comprised of one common share and one half of a common share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a pre-determined exercise price for 24 months after issuance. The exercise prices for the share purchase warrants are denominated in US dollars, which differs from Company’s Canadian dollar functional currency, and therefore the warrants are classified as a non-cash derivative liability, rather than equity, on the Company’s statement of financial position.

At the date of issuance of the units, the gross proceeds of each offering were allocated between the common shares and the common share purchase warrants issued using the relative fair value basis approach, and the amount related to the warrants was recorded as a non-current derivative liability. At each period end until the common share purchase warrants are exercised or expire, the warrants are revalued with the revaluation gains or losses recorded in other income and expense.

During the three and six months ended June 30, 2021, the Company recorded fair value losses of $4,268,000 and $5,832,000, respectively (June 30, 2020 - $nil and $nil). Fair value gains and losses on the share purchase warrants are predominantly driven by the Company’s share price at period end, changes in the volatility of the Company’s share price, and the US dollar to Canadian dollar exchange rate.

Fair value gains or losses on portfolio investments

During the three and six months ended June 30, 2021, the Company recognized gains on investments carried at fair value of $5,233,000 and $5,142,000 (June 30, 2020 – a gain of $1,989,000 and a loss of $961,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at the end of the quarter.

Foreign exchange gains or losses

During the three and six months ended June 30, 2021, the Company recognized FX losses of $2,059,000 and $1,618,000 respectively (June 30, 2020 – FX losses of $98,000 and $78,000). The increase in FX loss in the current year is predominantly driven by the impact of the decrease in the US dollar to Canadian dollar exchange rate on the US dollar cash balances and US-dollar payables.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $84,852,000 at June 30, 2021 (December 31, 2020 – $24,992,000).

The increase in cash and cash equivalents of $59,860,000 was predominantly due to net cash provided by financing activities of $150,692,000, offset by net cash used in operations of $12,840,000, and net cash used in investing activities of $77,061,000.

Net cash used in operating activities of $12,840,000 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

MANAGEMENT’S DISCUSSION & ANALYSIS

Net cash used in investing activities of $77,061,000 consists primarily of expenditures for uranium investments, as well as expenditures for property, plant and equipment, and an increase in restricted cash related to the Company’s funding the Elliot Lake reclamation trust fund.

Net cash provided by financing activities of $150,692,000 was due to the net proceeds from the Company’s ATM program, February 2021 unit offering, March flow-through share offering, March 2021 unit offering, as well as stock option exercises. See below for further details regarding these transactions.

On June 2, 2020, the Company filed a short form base shelf prospectus (‘2020 Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. Under the 2020 Shelf Prospectus, the Company was allowed to issue securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2020 Shelf Prospectus, for an aggregate offering amount of up to $175,000,000 during the 25 month period beginning on June 2, 2020.

In November 2020, Denison entered into an equity distribution agreement providing for an ATM equity offering program, qualified by a prospectus supplement to the 2020 Shelf Prospectus. The ATM was to allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to USD$20,000,000. In January and February 2021, Denison issued 4,230,186 common shares under the ATM program, at an average price of $0.93 per share, for aggregate gross proceeds of $3,914,000, and incurred issue expenses of $466,000, including commissions of $78,000. The ATM program was terminated in connection with the March 2021 unit offering (described below).

In February 2021, Denison issued 31,593,950 units, pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$0.91 for gross proceeds of $36,265,000 (US$28,750,000) and consisted of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.00 over a 24 month period.

In March 2021, Denison issued 78,430,000 units of the Company pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$1.10 for gross proceeds of $107,949,000 (US$86,273,000) and consisted of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.25 over a 24 month period.

In March 2021, Denison issued 5,926,000 common shares on a flow-through basis at a price of $1.35 for gross proceeds of $8,000,000.

Also during the first half of 2021, the Company received share issue proceeds of $4,289,000 related to the issuance of 5,918,248 shares upon the exercise of employee stock options.

Use of Proceeds

2020 Flow Through Financing

As at June 30, 2021, the Company has fulfilled its obligation to spend $930,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in December 2020.

October 2020 Equity Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus (‘October 2020 Prospectus Supplement’) dated October 8, 2020, the net proceeds of the October 2020 Offering will be utilized to fund Wheeler River evaluation and EA activities as well as general, corporate and administrative expenses. During the period between the close of the financing in October 2020 and June 30, 2021, the Company’s use of proceeds has been in line with that disclosed in the October 2020 Prospectus Supplement.

February 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus (‘February 2021 Prospectus Supplement’) dated February 16, 2021, the net proceeds of the February 2021 Offering will be utilized to fund Wheeler River evaluation and detailed project engineering activities as well as general, corporate and administrative expenses. During the period between the close of the financing in February 2021 and June 30, 2021, the Company’s use of proceeds has been in line with that disclosed in the February 2021 Prospectus Supplement.

MANAGEMENT’S DISCUSSION & ANALYSIS

Subsequent to quarter end, a portion of the proceeds from the February 2021 unit offering were utilized to fund the acquisition of JCU (see SUBSEQUENT EVENTS).

March 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus (‘March 2021 Prospectus Supplement’) dated March 17, 2021, the majority of the net proceeds of the March 2021 Offering will be utilized to purchase physical uranium as well as general, corporate and administrative expenses, including storage costs for the purchased uranium. During the period between the close of the financing in March 2021 and June 30, 2021, the Company’s use of proceeds has been in line with that disclosed in the March 2021 Prospectus Supplement. As at June 30. 2021, the Company has completed the purchase of 2,300,000 pounds of U3O8 at a weighted average price of $36.51 per pound U3O8 (US$29.58 per pound U3O8) and has committed to the purchase of an additional 200,000 pounds of U3O8 at a weighted average price of US$30.50 per pound U3O8.

2021 Flow Through Financing

As at June 30, 2021, the Company has spent $377,000 towards its obligation to spend $8,000,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in March 2021.

Revolving Term Credit Facility

On January 14, 2021, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2022 (‘2021 Credit Facility’). Under the 2021 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2021 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2021 Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company’s management services agreement with UPC (‘MSA’) included a term of five years (the ‘Term’), expiring on March 31, 2024. Under the MSA, Denison is entitled to receive the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

On June 3, 2021, Denison received notice from UPC that, conditional on the successful completion of the transaction with Sprott (see ABOUT DENISON above for further details), the MSA would be terminated and Denison would receive the termination amount calculated in accordance with the agreement. See SUBSEQUENT EVENTS below for further details.

The following amounts were earned from UPC for the periods ended:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2021	2020	2021	2020

Management Fee Revenue
Base and variable fees	$571	$551	$1,046	$1,014
Discretionary fees	210	-	350	300
Commission fees	697	119	697	173
	$1,478	$670	$2,093	$1,487

At June 30, 2021, accounts receivable includes $1,199,000 (December 31, 2020 – $265,000) due from UPC with respect to the fees and transactions discussed above.

MANAGEMENT’S DISCUSSION & ANALYSIS

Korea Electric Power Corporation (‘KEPCO’)
As at June 30, 2021, KEPCO, through its subsidiaries including KHNP Canada Energy Ltd., holds 58,284,000 shares of Denison representing a share interest of approximately 7.23% and is also the largest member of the consortium of investors that make up KWULP. The Waterbury Lake property is owned by Denison and KWULP through their respective interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake Property.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
During the three and six months ended June 30, 2021, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $144,000 and $164,000, respectively (June 30, 2020 – $75,000 and $96,000) with Namdo Management Services Ltd, a company of which a former director of Denison is a shareholder. These services were incurred in the normal course of operating a public company. At June 30, 2021, an amount of $71,000 (December 31, 2020 – $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2021	2020	2021	2020

Salaries and short-term employee benefits	$(494)	$(371)	$(1,537)	$(955)
Share-based compensation	(737)	(320)	(1,057)	(750)
	$(1,231)	$(691)	$(2,594)	$(1,705)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Uranium Participation Corporation

On July 19, 2021, UPC and Sprott completed a plan of arrangement whereby UPC shareholders became unitholders of the Sprott Physical Uranium Trust, a newly formed entity managed by Sprott (the ‘UPC Transaction’). In conjunction with the completion of the UPC Transaction, the MSA between Denison and UPC was terminated and Denison received a termination payment from UPC of $5,848,000.

Acquisition of 50% of JCU from UEX

On August 3, 2021, acquired 50% ownership of JCU from UEX for cash consideration of $20.5 million. JCU holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in Wheeler River, a 30.099% interest in the Millenium project, a 33.8123% interest in the Kiggavik project and a 34.4508% interest in the Christie Lake project.

UEX acquired 100% of JCU from OURD for $40.5 million, which was funded by Denison providing UEX with an interest-free term loan for three months in the amount of $41.0 million (the ‘UEX Term Loan’). Half of the amount owing from UEX to Denison was settled by the transfer of 50% of the shares of JCU to Denison, with UEX continuing to owe Denison $20.5 million. The UEX Term Loan is secured by all the shares of JCU owned by UEX.

MANAGEMENT’S DISCUSSION & ANALYSIS

UEX may extend the term of the loan by an additional three months, in which case interest will be charged at a rate of 4% from the original start date of the UEX Term Loan.

Denison and UEX have entered into a shareholder’s agreement which governs the operations of JCU, including provisions for future funding, dilution and the resolution of management deadlock situations.

At June 30, 2021, Denison has capitalized $76,000 of transaction costs related to the JCU acquisition on its statement of financial position.

OUTSTANDING SHARE DATA

Common Shares

At August 5, 2021, there were 805,739,098 common shares issued and outstanding and a total of 881,162,907 common shares on a fully-diluted basis.

Stock Options and Share Units

At August 5, 2021, the Company had 12,393,995 Denison stock options, and 8,017,839 share units outstanding.

Share Purchase Warrants

At August 5, 2021, the Company had outstanding 15,796,975 share purchase warrants with a US$2.00 strike price and a February 2023 expiry, and 39,215,000 share purchase warrants with a US$2.25 strike price and a March 2023 expiry.

OUTLOOK FOR 2021

Refer to the Company’s annual MD&A for the year ended December 31, 2020 and the MD&A for the three months ended March 31, 2021 for a detailed discussion of the previously disclosed 2021 budget and outlook.

During the second quarter of 2021, the Company increased its outlook for income from UPC management services by $1,395,000. The increase is related to the an increase in commission fees earned in relation to uranium purchase transactions undertaken by Denison on behalf of UPC during the second quarter, as well as an increase in the final termination payment that the Company received upon the termination of the MSA compared to the amount previously estimated (see SUBSEQUENT EVENTS for further details).

(in thousands)	PREVIOUS 2021 OUTLOOK	CURRENT 2021 OUTLOOK	Actual to June 30, 2021(2)
Mining Segment
Mineral Sales	3,709	3,709	-
Development & Operations	(4,972)	(4,972)	(1,579)
Exploration	(4,178)	(4,178)	(2,086)
Evaluation	(19,413)	(19,413)	(9,124)
	(24,854)	(24,854)	(12,789)
Closed Mines Segment
Closed Mines Environmental Services	964	964	467
	964	964	467
Corporate and Other Segment
UPC Management Services	6,639	8,034	2,094
Corporate Administration & Other	(6,854)	(6,854)	(4,260)
	(215)	1,180	(2,166)
Total(1)	$ (24,105)	$ (22,710)	$ (14,488)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2021, actual amounts reported above excludes $26,000 net impact of non-cash items and other adjustments.

MANAGEMENT’S DISCUSSION & ANALYSIS

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

QUALIFIED PERSON

David Bronkhorst, P.Eng., Denison’s Vice President Operations, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

Andy Yackulic, P.Geo., Denison’s Director Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml):

●
For the Wheeler River project, the ‘Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada’ dated October 30, 2018;
●
For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;
●
For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and
●
For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 26, 2021 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

MANAGEMENT’S DISCUSSION & ANALYSIS

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2021 and beyond, including the proposed use of proceeds of recent equity financings; the benefits to be derived from corporate transactions, including commitments to acquire physical uranium, and estimates of related expenditures, such as projected increases in uranium storage costs; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including Denison’s planned engineering, environmental assessment and other evaluation programs, the results of, and estimates and assumptions within, the PFS, and statements regarding anticipated budgets, fees, expenditures and timelines; expectations regarding Denison’s community engagement activities and related agreements, including the Participation and Funding Agreement and Exploration Agreement with ERFN and the anticipated continuity thereof; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores, including the impacts of COVID-19; expectations regarding revenues and expenditures from its Closed Mines operations; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the PFS, trade-off study, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by COVID-19 and its potentially far-reaching impacts. The UPC Transaction may not be completed or, if completed, may not be on the terms described herein and/or the termination payment may be materially different than the amount stated herein.

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 26, 2021 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations, these terms are not defined under Industry Guide 7 under the United States Securities Act and, until recently, have not been permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (‘SEC’). 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.  In addition, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” for the purposes of NI 43-101 differ from the definitions and allowable usage in Industry Guide 7.

Effective February 2019, the SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. However, information regarding mineral resources or mineral reserves in Denison’s disclosure may not be comparable to similar information made public by United States companies.